UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 1-8703

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
WESTERN DIGITAL CORPORATION 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WESTERN DIGITAL CORPORATION
5601 Great Oaks Parkway
San Jose, California 95119

INTRODUCTION

Western Digital Corporation (“the Company”) has established the Western Digital Corporation 401(k) Plan, as amended and restated (the “Plan”). The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”) as a profit sharing plan and Section 401(k) of the Code as a cash or deferred arrangement.

REQUIRED INFORMATION

Signatures

Financial Statements:

These statements are listed in the Index to Financial Statements and Supplemental Schedules.

Exhibits:

Consent of Independent Registered Public Accounting Firm — BDO USA, LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN DIGITAL CORPORATION 401(k) PLAN

By:	/s/ MARK P. LONG
Mark P. Long
Retirement, Severance, and Administrative Committee Member
Dated: June 26, 2017

WESTERN DIGITAL CORPORATION 401(k) PLAN

Note:
Additional supplemental schedules have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

Retirement, Severance, and Administrative Committee
Western Digital Corporation 401(k) Plan
San Jose, California

We have audited the accompanying statements of net assets available for plan benefits of the Western Digital Corporation 401(k) Plan, as amended and restated (the “Plan”) as of December 31, 2016 and December 31, 2015, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2016 and December 31, 2015, and the changes in net assets available for plan benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules of delinquent participant contributions for the years ended December 31, 2016 and December 31, 2015 and assets (held at end of year) as of December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
Costa Mesa, California
June 26, 2017

WESTERN DIGITAL CORPORATION 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
(in thousands)

	December 31,
	2016	2015
Assets
Investments, at fair value	$1,218,436	$976,038
Non-interest bearing cash	10	3
Receivables:
Employer contributions receivable	6,789	4,485
Notes receivable from participants	15,195	14,141
Total receivables	21,984	18,626
Total assets available for Plan benefits	1,240,430	994,667
Liabilities
Payables and Unsettled Trades	78	118
Total liabilities	78	118
Net assets	1,240,352	994,549
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (common collective trust funds)	754	(109)
Net assets available for Plan benefits	$1,241,106	$994,440

See accompanying notes to financial statements.

WESTERN DIGITAL CORPORATION 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
(in thousands)

Year Ended December 31, 2016
Additions:
Additions to net assets available for Plan benefits attributed to:
Contributions:
Participant	$94,298
Participant rollover	125,835
Employer, net of forfeitures	29,189
Total contributions	249,322
Net investment income:
Net appreciation in fair value of investments	46,235
Dividend income	41,316
Total net investment income	87,551
Interest income on notes receivable from participants	606
Other income, net	944
Total additions	338,423
Deductions:
Deductions from net assets available for Plan benefits attributed to:
Benefits paid to participants	(91,757)
Total deductions	(91,757)
Net increase in net assets available for Plan benefits	246,666
Net assets available for Plan benefits:
Beginning of year	994,440
End of year	$1,241,106

See accompanying notes to financial statements.

WESTERN DIGITAL CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

General

The following description of the Western Digital Corporation 401(k) Plan, as amended and restated (the “Plan”) provides only general information for the year ended December 31, 2016, unless otherwise specified. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan as defined by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). As used herein, the terms “we,” “us,” “our,” the “Company,” “WDC” and “Western Digital” refer to Western Digital Corporation and its subsidiaries, unless we state, or the context indicates, otherwise.

On May 12, 2016 (the “Closing Date”), Western Digital Technologies, Inc., a subsidiary of the Company, completed its acquisition of SanDisk Corporation (“SanDisk”). SanDisk employees became eligible to participate in the Plan effective May 30, 2016.

Administration of the Plan

The Retirement, Severance, and Administrative Committee (the “Committee”), appointed by the Company's Board of Directors and consisting of at least three members, has the authority to control and manage the operation and administration of the Plan. The Plan assets are held under a trust, for which T. Rowe Price Trust Company acts as trustee and are administered under a trust agreement, which requires that the trustee hold, administer, and distribute the funds of the Plan in accordance with the Plan document and the instructions of the Committee or its designees. In 2013, the Company, in its capacity as the sponsoring employer of the Plan, appointed Evercore Trust Company, N.A. (“Evercore”) to serve as the named fiduciary and investment manager for the assets of the Plan that includes shares of common stock of the Company (the “Stock Fund”).

Effective January 1, 2016, the Plan and related Trust Agreement were amended and restated by adopting a volume submitter plan. In addition, effective January 1, 2016, the Trust Agreement between T. Rowe Price Trust Company and the Company was amended and restated to provide that unvoted Company shares in the Stock Fund would be voted by the trustee in the same proportion that Company shares are affirmatively voted by Plan participants (rather than remain unvoted), and also included certain technical and administrative changes.

Contributions

Employees paid through the Company's United States payroll are eligible to participate in the Plan and are eligible to receive employer matching contributions immediately upon hire unless the individual is covered by a collective bargaining agreement, provides services as a consultant, intern, independent contractor, leased or temporary employee, or otherwise is not treated as a common-law employee. The Plan was amended effective as of May 5, 2016 to (i) increase the maximum employer matching contribution from 50% of a participant’s pre-tax contributions that do not exceed 5% of eligible compensation to 50% of a participant’s pre-tax contributions that do not exceed 6% of eligible compensation, (ii) revise the vesting schedule for employer matching contributions from a five-year graded vesting schedule to a two-year graded vesting schedule, (iii) increase the automatic enrollment contribution percentage from 5% to 6%, and (iv) make certain other administrative changes. SanDisk employees were provided the option to rollover their balance and existing loans from the SanDisk plan effective May 30, 2016.

Unless an employee has declined to participate in the Plan, or affirmatively elected to contribute a different percentage of eligible compensation, all newly eligible participants are automatically enrolled in the Plan and contributions equal to 6% (5% prior to May 5, 2016) of their eligible compensation are automatically withheld and contributed to the Plan as pre-tax elective contributions. Participants may elect to adjust, cease or resume their contributions at any time. The accounts of participants who have never made an investment election are allocated to investments under a qualified default investment alternative, which is intended to comply with ERISA regulations. At any time, participants may elect to alter the investments in their accounts, which were originally allocated to a qualified default investment alternative.

WESTERN DIGITAL CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)

During the year ended December 31, 2016, eligible employees were able to contribute up to the following percentages, provided that their combined contributions did not exceed Internal Revenue Service ("IRS") limitations: (i) a combined total of 30% of their eligible compensation on a pre-tax and/or Roth basis, (ii) a combined total of 10% of their eligible compensation on a pre-tax catch-up and/or Roth catch up basis, and (iii) 10% of their eligible compensation on an after-tax basis by payroll withholding. Roth and Roth catch-up elective deferrals are deducted from participants’ compensation on an after-tax basis. The Company allows employees who have attained age fifty before the close of a Plan year to make catch up contributions or Roth catch up elective deferrals subject to IRS limitations. Catch-up, Roth catch-up and after-tax contributions are not eligible for matching contributions under the Plan. The Plan also allows employees to contribute balances from other qualified plans (“rollover contributions”). The Company makes a basic matching contribution on behalf of each participating eligible employee equal to fifty percent (50%) of the eligible participant’s combined pre-tax contributions and Roth deferrals for the contribution cycle, to the extent such pre-tax contributions and/or Roth deferrals do not exceed 6% (5% prior to May 5, 2016) of the eligible participant’s compensation. The Company may also make additional contributions at its discretion. During the year ended December 31, 2016, the Company did not make any discretionary contributions to the Plan. The Company may suspend matching contributions at any time at its discretion. Contributions, including the Company’s matching contribution to the Plan, are recorded as soon as administratively possible after the Company makes payroll deductions from Plan participants.

Investments

The Plan had 30 investment options available as of December 31, 2016 and December 31, 2015. As of December 31, 2016 and December 31, 2015, all of the Plan’s assets were invested in mutual funds, common collective trust funds, or Western Digital Corporation common stock. The balance of Western Digital Corporation common stock represented less than 5% of total net assets as of both December 31, 2016 and December 31, 2015. The business, financial condition and operating results of the Company can be affected by a number of risks and uncertainties, whether currently known or unknown, any one or more of which could, directly or indirectly, cause the Company’s actual results of operations and financial condition to vary materially from past, or from anticipated future, results of operations and financial condition. See Part I, Item 1A, included in the Company's Annual Report on Form 10-K for the year ended July 1, 2016 and Part II, Item 1A, included in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 for further discussions on risk factors.

Subject to certain limits, participants may transfer all or a portion of the balance in their accounts or future contributions between investment funds on a daily basis. Participants may direct no more than 20% of their contributions into the Stock Fund. In addition, participants are not permitted to exchange or reallocate assets that would result in an investment of greater than 20% of their vested account balance in the Stock Fund. Effective July 1, 2013, the Plan was amended to provide for Evercore’s duties with respect to the Stock Fund, including evaluating the prudence of maintaining the Stock Fund as an investment option under the Plan. Participants may also transfer up to a maximum of 25% of their overall Plan balance, less any outstanding loan amounts, to the Tradelink Investment account, which is a self-directed brokerage account that offers discount brokerage services for securities not offered under the Plan. The self-directed brokerage account allows Plan participants to invest in various publicly-traded securities and exchange-listed closed-end funds, as well as certain open-end mutual funds.

Notes Receivable from Participants

Notes receivable from participants consist of participant loans that are secured by the balance in the participants' accounts. Participants may borrow a minimum of $1,000 up to an amount equal to the lesser of: $50,000 reduced by the participant’s highest outstanding loan balance during the preceding 12 months or 50% of a participant’s vested account balance. The loans bear interest at a rate fixed at the time of the loan equal to 1% above the then-current prime rate established by T. Rowe Price Trust Company. The loans are generally payable in installments over periods ranging from one to five years, unless the loan is used for the purchase of a primary residence, in which case the repayment period may be up to ten years. Certain participant loans that became part of the Plan in connection with the acquisition of HGST in March 2012, and SanDisk in May 2016, have an initial term of up to 15 years. Principal and interest payments are paid ratably through payroll deductions and are allocated to the participant's accounts in the same manner as their current contributions. Effective January 1, 2010, the maximum number of active loans a Plan participant may have at a time was reduced from two to one and there is a 30-day waiting period between payoff and initiation of loans. Although the maximum number of active loans the Plan allows for was reduced to one, there are certain participants with loans that became part of the Plan in connection with the acquisition of HGST who have two loans. The annual interest rate charged on employee loans outstanding at December 31, 2016 ranged from 4.25% to 9.25%. A loan that is considered in default is reported as a deemed distribution, which is a taxable event for the participant.

The Plan currently has participant loans that have an initial term of up to 15 years. These participant loans became part of the Plan in connection with rollover balances from the acquisition of HGST in March 2012 and SanDisk in May 2016.

WESTERN DIGITAL CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)

Participant Accounts

A separate account is maintained for each participant in each designated fund. Each account is adjusted for employee and employer contributions, net investment income or loss, and expenses, on a daily basis. Net investment income or loss is allocated to the accounts in the same proportion that the participant’s beginning account balance invested in the fund (as defined in the Plan) bears to the total of all participants’ beginning account balances invested in the fund. Fees are charged for the purchase and subsequent sale of certain Plan investments within a specified time frame (“redemption fees”) and for the origination of a loan, and are allocated to all participants’ accounts. The benefit that each participant is entitled to is equal to the vested interest in their account balance.

Payment of Benefits and Forfeitures

Benefits may be taken from vested balances, including rollover accounts and after-tax contributions. These benefits are generally payable to participants in lump-sums or installment payments upon disability, death, certain financial hardships or termination of employment. Participants may roll over retirement savings from individual retirement accounts ("IRAs") and withdraw funds from rollover sources at any time. Participants receiving these benefits will be required to pay all applicable taxes on the withdrawals and may be subject to penalty taxes for early withdrawals taken prior to age fifty-nine and one-half years. Participants who are fifty-nine and one-half years old or older, but still active employees of the Company, may withdraw their savings at any time without penalty. Upon termination of service, participants may elect to roll their vested interest over to another qualified retirement plan or an IRA, or they may elect to receive payments in cash and/or shares of the Company’s common stock. Participants who terminate employment with an aggregate vested account balance from $1,000 to $5,000 and do not make one of the selections described above will receive an automatic distribution of their account balance to an IRA, whereas participants with account balances below $1,000 will receive their distributions directly. The nonvested portion of terminated participants’ accounts is forfeited subject to a five-year reinstatement period. Plan forfeitures not needed to restore forfeited matching contributions are used to pay Plan expenses or used by the Company to reduce employer contributions. During the year ended December 31, 2016, Plan forfeitures totaling $878,000 were used to reduce employer contributions and pay administrative fees. Unallocated forfeitures at December 31, 2016 and December 31, 2015 were $75,000 and $113,000, respectively.

Certain restrictions apply to withdrawals of amounts from the Plan while a participant continues to be employed by the Company.

Vesting

Participants are at all times one hundred percent vested in the value of their voluntary contributions, their rollover contributions, and the Company’s profit sharing contributions and all earnings thereon. Effective May 5, 2016, a participant vests 50% in employer contributions other than profit sharing contributions after one year of service and 50% in the second year of service (as defined by the Plan), and are 100% vested upon retirement (at normal retirement age), permanent disability or death. Prior to May 2015, a participant vested 20% in employer contributions other than profit sharing contributions after one year of service and 20% annually thereafter (as defined in the Plan), and were 100% vested upon retirement (at normal retirement age), permanent disability or death.

Administrative Expenses

The compensation or fees of accountants, counsel and other specialists and any other costs of administering the Plan or the trust are paid by the Company or charged to the trust at the discretion of the Company. Administrative expenses that are not paid by the Company are paid by the Plan's administrative budget, which is derived from payments received by the Plan's trustee for administrative services related to various mutual funds and investment trusts offered in the Plan that exceed the negotiated fee between the Company and the trustee. Effective January 1, 2013, the Plan was amended to allocate any excess of the Plan's administrative budget to participants. As a result, included in other income in the statement of changes in net assets available for Plan benefits is $1,132,000 of other income relating to reimbursement of fees that exceed the negotiated fee between the Company and the trustee, less $188,000 of administrative expenses, resulting in other income of $944,000 for the year ended December 31, 2016. During the year ended December 31, 2016, $945,000 of the excess of the Plan’s administrative budget was allocated to participants of the Plan.

WESTERN DIGITAL CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)

Profit Sharing Feature

All eligible employees of the Company who are employed on the last day of the Company’s fiscal year are eligible to participate in the Plan’s profit sharing feature. The amount of profit sharing paid to participants, which is granted at the discretion of the Company, is dependent upon their eligible compensation earned during the fiscal year. If approved, each eligible participant’s allocation of the Company’s profit sharing contribution is deposited into an individual profit sharing account established under the Plan. During the year ended December 31, 2016, the Company made no profit sharing contributions to the Plan.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and present the net assets available for Plan benefits as of December 31, 2016 and December 31, 2015 and changes in net assets available for Plan benefits for the year ended December 31, 2016.

Recently Adopted Accounting Pronouncements

In January 2016, the Plan adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2016-01, “Financial Instruments-Overall (Subtopic 825-10)” (“ASU 2016-01”), which requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. ASU 2016-01 also requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. The adoption of this pronouncement did not have a material effect on the Plan's financial statements.

In January 2016, the Plan adopted ASU No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient” (“ASU 2015-12”), which simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures and provides for a measurement-date practical expedient. Part I designates contract value as the only required measure for fully benefit-responsive investment contracts. Part II eliminates the previous requirement to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value or investments by general type. Part II also amends the presentation of investments in employee benefit plans to be grouped only by general type and thus eliminating the need to disaggregate the investments in multiple ways. Part III is not applicable to the Plan. The adoption of this pronouncement did not have a material effect on the Plan's financial statements.

In January 2016, the Plan adopted ASU No. 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2015-07”), which removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. The adoption of this pronouncement did not have a material effect on the Plan's financial statements.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value, which is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for disclosure of the Plan’s fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

WESTERN DIGITAL CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)

The T. Rowe Price Stable Value Fund, which is a common collective trust fund, invests in a variety of investment contracts such as traditional guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products with similar characteristics. ASU 2015-09 requires contract value to be the only required measure for fully benefit-responsive investment contracts. However, indirect investments in GICs are not within the scope of ASU 2016-09 and should continue to be reported at fair value. Accordingly, the statements of net assets available for Plan benefits presents the fair value of the fully benefit-responsive investment contracts as they represent indirect investments in GICs. The statements of net assets available for Plan benefits also presents the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for Plan benefits is prepared on a contract value basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid. As of December 31, 2016 and 2015, $71,000 and $20,000, respectively, was allocated to benefit payments for employees that had elected to withdraw from the Plan, but had not yet been paid.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could materially differ from those estimates.

Subsequent Events

Management has evaluated subsequent events through June 26, 2017, the date the financial statements were available to be filed and has determined that there were no material events requiring recognition or disclosure.

3. Investments and Fair Value Measurements

Financial assets and liabilities that are re-measured and reported at fair value at each reporting period are classified and disclosed in one of the following three levels:

Level 1.	Quoted prices in active markets for identical assets.

Level 2.
Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3.	Inputs that are unobservable for the asset and that are significant to the fair value of the assets.

WESTERN DIGITAL CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)

The following presents information about the Plan’s financial investments that are measured at fair value on a recurring basis as of December 31, 2016, and indicates the fair value hierarchy of the valuation techniques utilized to determine such value (in thousands):

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Investments
Mutual funds	$900,475	$—	$—	$900,475
Common collective trust funds	—	259,429	—	259,429
Western Digital Corporation common stock	55,664	—	—	55,664
Tradelink investment accounts:
Common stocks	1,851	—	—	1,851
Tradelink mutual funds	1,017	—	—	1,017
Total investments at fair value	$959,007	$259,429	$—	$1,218,436

The following presents information about the Plan’s financial investments that are measured at fair value on a recurring basis as of December 31, 2015, and indicates the fair value hierarchy of the valuation techniques utilized to determine such value (in thousands):

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Investments
Mutual funds	$712,057	$—	$—	$712,057
Common collective trust funds	—	217,287	—	217,287
Western Digital Corporation common stock	43,974	—	—	43,974
Tradelink investment accounts:
Common stocks	1,895	—	—	1,895
Tradelink mutual funds	825	—	—	825
Total investments at fair value	$758,751	$217,287	$—	$976,038

Mutual Funds. The Plan’s mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan at year end.

Common Collective Trust Funds. The beneficial interest of each participant is represented in units, which are issued and redeemed daily at the fund’s closing NAV, which is calculated by T. Rowe Price Trust Company.

Western Digital Corporation Stock Fund. The Plan’s Western Digital Corporation common stock is valued at the closing price reported by the National Association of Securities Dealers Automated Quotations (NASDAQ).

Tradelink Investment Accounts. The Plan’s Tradelink investments are valued at the closing price reported by the national securities exchanges on which the investments are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

WESTERN DIGITAL CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)

As of December 31, 2016, the Plan had no unfunded commitments related to Common Collective Trust Funds. The redemption of Common Collective Trust Funds is subject to the preference of individual Plan participants and contains no restrictions on the timing of redemption; however, participant redemptions may be subject to certain redemption fees.

The Plan did not have any transfers between levels during the years ended December 31, 2016 and December 31, 2015.

4. Party-In-Interest Transactions

Certain investments in mutual funds, investments within the Tradelink investment account and assets held in common collective trust funds within the Plan are managed by T. Rowe Price Trust Company, the Plan’s trustee. Purchases and sales involving these investment options are performed in the open market at fair value and qualify as party-in-interest transactions. Such transactions, while considered party-in-interest transactions under ERISA, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA. The Plan paid $39,000 to T. Rowe Price Trust Company in fees and expenses for the year ended December 31, 2016. Of this amount, Plan participants paid $1,200 in redemption fees and $20,000 in loan origination fees. Redemption fees, third party advice services and loan origination fees are included in other income, net in the statement of changes in net assets available for Plan benefits.

Effective July 1, 2013, the Plan was amended to provide for Evercore’s duties with respect to the Stock Fund, including evaluating the prudence of maintaining the Stock Fund as an investment option under the Plan. Fees paid to Evercore for fiduciary services are paid directly by the Company and not by the Plan.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their employer contributions.

6. Tax Status

The IRS has determined and informed the Company by letter, dated September 25, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter and, effective January 1, 2010, the Plan was amended and restated by adopting a prototype plan, which the IRS had determined as of March 31, 2008 was designed in accordance with the applicable sections of the Code. Effective as of January 1, 2016, the Plan was amended and restated by adopting a volume submitter plan, which the IRS had determined as of March 31, 2014 was designed in accordance with the applicable sections of the Code.

The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits relative to the Plan for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2014.

7. Risks and Uncertainties

The Plan invests in various types of investment securities, including mutual funds, actively managed funds, common collective trust funds and Western Digital Corporation common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for Plan benefits and the statement of changes in net assets available for Plan benefits.

WESTERN DIGITAL CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)

Additionally, certain mutual funds offered by the Plan invest in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

As of both December 31, 2016 and December 31, 2015, less than 5% of total Plan investments were invested in Western Digital Corporation common stock. For risks and uncertainties regarding Western Digital Corporation, please refer to the risk factors presented in Western Digital Corporation’s most recent Form 10-K and Form 10-Q filed with the Securities and Exchange Commission.

8. Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 as of December 31, 2016 and December 31, 2015 (in thousands):

	December 31,
	2016	2015
Net assets available for Plan benefits per the financial statements	$1,241,106	$994,440
Adjustment from contract value to fair value for fully benefit-responsive investment contracts (common collective trust funds)	(754)	109
Net assets available for Plan benefits per the Form 5500	$1,240,352	$994,549

The following is a reconciliation of the net increase in net assets available for Plan benefits per the financial statements to the Form 5500 for the year ended December 31, 2016 (in thousands):

Net increase in net assets available for Plan benefits per the financial statements	$246,666
Net impact of adjustment from contract value to fair value for fully benefit-responsive investment contracts (common collective trust funds)	(863)
Net increase in net assets available for Plan benefits per the Form 5500	$245,803

WESTERN DIGITAL CORPORATION 401(k) PLAN
EIN: 33-0956711 Plan #: 003
Schedule H, Line 4i — Supplemental Schedule of Assets (Held at End of Year)
December 31, 2016
(in thousands)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral or Par Value	Current Value
Common Stock:
Western Digital Corporation *	819 shares common stock, $.01 par value	$55,664
Mutual Funds:
Bond Funds:
Pacific Investment Management Company	1,470 shares PIMCO Real Return Fund	16,048
Robert W. Baird & Co. Incorporated	3,670 shares Baird Core Plus Bond Fund	40,810
Stock Funds:
T. Rowe Price Trust Company *	1,495 shares T. Rowe Price Science & Technology Fund	55,273
T. Rowe Price Trust Company *	1,912 shares T. Rowe DFA US Targeted Value I Fund	45,912
T. Rowe Price Trust Company *	1,202 shares T. Rowe Price Mid-Cap Growth Fund	90,608
T. Rowe Price Trust Company *	883 shares T. Rowe Price Dodge & Cox International Stock Fund	33,653
T. Rowe Price Trust Company *	1,021 shares T. Rowe Price Government Money Fund	1,021
T. Rowe Price Trust Company *	287 shares Retirement Income Fund	4,212
T. Rowe Price Trust Company *	226 shares Retirement 2005 Fund	2,907
T. Rowe Price Trust Company *	270 shares Retirement 2010 Fund	4,685
T. Rowe Price Trust Company *	1,596 shares Retirement 2015 Fund	22,632
T. Rowe Price Trust Company *	3,077 shares Retirement 2020 Fund	62,797
T. Rowe Price Trust Company *	5,353 shares Retirement 2025 Fund	82,970
T. Rowe Price Trust Company *	3,624 shares Retirement 2030 Fund	81,641
T. Rowe Price Trust Company *	4,054 shares Retirement 2035 Fund	66,038
T. Rowe Price Trust Company *	2,387 shares Retirement 2040 Fund	55,394
T. Rowe Price Trust Company *	2,360 shares Retirement 2045 Fund	36,857
T. Rowe Price Trust Company *	2,010 shares Retirement 2050 Fund	26,409
T. Rowe Price Trust Company *	936 shares Retirement 2055 Fund	12,328
T. Rowe Price Trust Company *	95 shares Retirement 2060 Fund	964
Prudential Jennison Small Company Fund	653 shares Prudential Jennison Small Company Fund	15,838
Mainstay Large Cap	4,648 shares Mainstay Large Cap Growth Fund	39,690
Vanguard Equity Income Fund	972 shares Vanguard Equity Income Adm Fund	66,453
American Funds EuroPacific	253 shares American Funds EuroPacific Growth Fund	11,401
JP Morgan Mid Cap Value Fund	658 shares JP Morgan Mid Cap Value Fund	23,934
Total mutual funds		900,475
Common Collective Trust Funds:
T. Rowe Price Trust Company *	157,600 units T. Rowe Price Stable Value Fund**	156,846
T. Rowe Price Trust Company *	3,542 units T. Rowe Price Equity Index Trust	94,289
State Street Global Advisors	611 shares Statestreet U.S. Bond Index Fund	8,294
Total common collective trust funds		259,429
Other:
Tradelink Investments *	Various publicly traded equity and mutual fund investments	2,868
Total Investments		1,218,436
Notes Receivable from Participants *	Interest rates range from 4.25% to 9.25% maturing at various dates through 2031; balances collateralized by vested participant accounts	15,195
		$1,233,631

*	Party-in-interest.

**	T. Rowe Price Stable Value Fund includes an adjustment of $753,801 to reflect fair value from contract value.

Note: Cost information is not required for participant directed investments.

WESTERN DIGITAL CORPORATION 401(k) PLAN
EIN: 33-0956711 Plan #: 003
Schedule H, Line 4a — Supplemental Schedule of Delinquent Participant Contributions
Years Ended December 31, 2016 and 2015
(in thousands)

		Total that Constitute Nonexempt Prohibited Transactions
	Participant Contributions Transferred Late to the Plan	Contributions Not Corrected(1)	Contributions Corrected Outside VFCP(1)	Contributions Pending Corrections in VFCP(1)	Total Fully Correct Under VFCP and PTE 2002-51
2016	$19	$19	$—	$—	$—
2015	$14,088	$—	$14,088	$—	$—

☑	Check here if late participant loan repayments are included.

(1)
Participant contributions were not funded within the time periods prescribed by DOL Regulation 2510.3-102. The Company calculated the interest on the delinquent contributions from calendar 2015 and transmitted the lost earnings to the Plan in calendar 2016. The calculated interest on the delinquent contributions from calendar 2016 will be transmitted in calendar 2017.

WESTERN DIGITAL CORPORATION 401(k) PLAN
EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm — BDO USA, LLP†

†	Filed with this report.